中倫律师事务所
ZHONG LUN LAW FIRM
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# Legal Opinion Letter

**Date: October 30, 2009**

**To: China Information Security Technology, Inc.**

21st Floor, Everbright Bank Building, Zhuzilin,
Futian District, Shenzhen, 518040, Guangdong, P.R.C

**Re: Legal Opinion on the Management Services Agreement**

Dear Sirs:

Based on our conference call with Ms. Liu Ying Assistant Financial Controller of your company on October 19, we understand your company intends to provide American securities regulatory authority with a legal opinion letter on the Management Services Agreement, dated as of July 1, 2007, amongst Information Security Technology (China) Co., Ltd. (*formerly known as*, Public Security Technology (China) Co., Ltd.), iASPEC Software Company Limited (*formerly known as*, Shenzhen iASPEC Software Engineering Company Limited), and the shareholders of iASPEC, Mr. Lin Jianghuai and Mr. Cai Jinzhu (the "Agreement"). Per your instruction, we hereby prepare this Legal Opinion Letter for the contemplated purpose.

Kindly note that, this Legal Opinion Letter is prepared based on the following conditions that:

1. The Legal Opinion Letter is purely based on the facts your company presented to us;

2. The Legal Opinion Letter is prepared based on our understanding of the PRC laws and

regulations in effect so far. If the subsequent development of or amendments to the PRC laws and regulations that may affect the Legal Opinion Letter, we do have no obligation to update, revise or reaffirm this Legal Opinion Letter. For purpose of this Legal Opinion Letter, PRC shall not include the Special Administrative Region of Hong Kong, Macau and Taiwan region; and

3. The Legal Opinion Letter is made based on the below documents provided by your company are true, accurate and complete, and all the copies thereof are consistent with their corresponding originals:

   (1) A copy of the Management Service Agreement dated July 1, 2008;

   (2) A copy of the business license of Information Security Technology (China) Co., Ltd. demonstrating the Information Security Technology (China) Co., Ltd having passed the annual inspection of Shenzhen Administration of Industry and Commerce for the year of 2008;

   (3) A copy of business license of iASPEC Software Company Limited demonstrating the iASPEC Software Company Limited has passed the annual inspection of Shenzhen Administration of Industry and Commerce for the year of 2008; and

   (4) A copy of the Permit on Integration of Computer Information System related to State Secrets held by iASPEC.

## I. <u>The Parties to the Agreement</u>

1.1 The Agreement has four parties, namely:

1.1.1 Information Security Technology (China) Co., Ltd., a wholly foreign owned enterprise duly incorporated and validly existing under the PRC law with registered address at 18th floor, Education Science and Technology Building, ZhuziLin, Futian District, Shenzhen City, Guangdong Province (hereinafter referred to as "IST");

1.1.2 iASPEC Software Company Limited, a domestic limited liability company

duly incorporated and validly existing under the PRC law with registered address at Unit C&D, 4th floor, Tower 2-4, Tian An Industry Village, Chegongmiao, Shenzhen City, Guangdong Province (hereinafter referred to as "iASPEC");

1.1.3 Mr. Lin Jianghuai, a PRC citizen, whose ID No. is 350582196909174053; and

1.1.4 Mr. Cai Jinzhu, a PRC citizen, whose ID No. is 35058219630403009X. (Mr. Lin Jianghuai and Mr. Cai Jinzhu are hereinafter collectively referred to as the "Shareholders")

1.2 We noted that, Mr. Lin Jianghuai and Mr. Cai Jinzhu were shareholders of iASPEC at the time of signing the Agreement. On May of 2008, Mr. Cai Jinzhu transferred the equity interest in iASPEC to Mr. Lin Jianghuai, and therefore iASPEC is now fully owned by Mr. Lin. Since following the equity transfer, no third party becomes the new shareholder of iASPEC and iASPEC is still owned by Mr. Lin, such equity transfer would not result in amending the Agreement. So far, we haven't identified any circumstances that may affect the legal rights or capacities of the above four parties to enter into the Agreement.

## II. <u>The Content of the Agreement</u>

2.1 According to the Agreement, IST provides management services to iASPEC, including designates senior managers to iASPEC, nominates board of directors, and decides material actions of iASPEC through its ultimate parent company China Information Security Technology, Inc.; in return, iASPEC and the Shareholders agree to remit 100% of the net profit of iASPEC to IST, and IST bear net losses of iASPEC. Through the above arrangements, IST and/or China Information Security Technology, Inc. have actually controlled the business operation of iASPEC, which is also confirmed by your company.

Per the Agreement, iASPEC holds at least one key permit that may only be held by a legal person owned by citizens of the PRC. As further checked with your company, we understand that on March 29, 2009, iASPEC obtained the Permit on Integration of Computer Information System related to State Secrets (the "Permit") from State

Administration for the Protection of State Secrets. With this Permit, iASPEC is allowed to engage in the business of software development nation wide for a period of three years (the "Business").

2.2 We noted that, under the *Regulation on Administration of Integration of Computer Information System related to State Secrets* issued by the State Administration for the Protection of State Secrets and effective as of July 1, 2005 (the "Regulation"), the foreign investment enterprises (the "FIE"), including wholly foreign owned enterprise, equity joint venture and cooperative joint venture, are neither qualified to apply the Permit, nor allowed to engage in the integration of computer information system related to state secrets (the "Restricted Business").

According to the Regulation, the Business conducted by iASPEC is part of the Restricted Business, and therefore cannot be engaged in by IST, which is a wholly foreign owned enterprise. The Regulation is not clear as to whether, IST's control of the business operations of iASPEC through contractual arrangements qualifies as conduct of iASPEC's Business; and whether in such circumstance IST may be improperly engaging in the Restricted Business such that the legality of the Agreement may be challenged. This issue may be further clarified or confirmed by future implementing rules of relevant Chinese government authorities.

## III. The Format of the Agreement

So far, there is no compulsory requirement for the format of the Agreement. We are of the opinion that the format of the Agreement is in compliance with the PRC laws and regulations.

Sincerely yours,

Jack Lai/Susan Zeng

Zhong Lun Law Firm